Exhibit 99.1

NEWS

Sequans Communications Announces First Quarter 2012 Financial Results

PARIS, France – April 26, 2012 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights:

Revenues are in line with guidance; gross margin and non-IFRS earnings per share are better than guidance.

Revenue: Revenue of $4.1 million decreased 64% sequentially from the fourth quarter of 2011 and decreased 84% compared to the first quarter of 2011. The primary reason for the decrease was the absence of sales to the Company’s historically largest customer, following changes in the WiMAX market in the United States in the second half of 2011.

Gross margin: Gross margin was 57.4% compared to 52.0% in the fourth quarter of 2011 and 51.2% in the first quarter of 2011.

Operating income (loss): Operating loss was $9.0 million compared to an operating loss of $5.0 million in the fourth quarter of 2011 and an operating profit of $2.3 million in the first quarter of 2011.

Net Profit (Loss): Net loss was $9.0 million, or ($0.26) per diluted share/ADS, compared to a net loss of $5.6 million, or ($0.16) per diluted share/ADS in the fourth quarter of 2011 and a net profit of $1.9 million, or $0.07 per diluted share/ADS in the first quarter of 2011.

Non-IFRS Net Profit (Loss): Excluding stock-based compensation, non-IFRS net loss was $7.7 million, or ($0.22) per diluted share/ADS, compared to a non-IFRS net loss of $4.3 million, or ($0.12) per diluted share/ADS in the fourth quarter of 2011, and a non-IFRS net gain of $2.4 million, or $0.08 per diluted share/ADS, in the first quarter of 2011.

In millions of $US except percentages, shares and per share amounts	Key Metrics
	Q1 2012	%*	Q4 2011	%*	Q1 2011	%*
Revenues	$4.1		$11.5		$25.4
Gross profit	2.4	57.4%	6.0	52.0%	13.0	51.2%
Operating income (loss)	(9.0)	-219.4%	(5.0)	-43.4%	2.3	8.9%
Net profit (loss)	(9.0)	-220.2%	(5.6)	-48.9%	1.9	7.5%
Diluted EPS	$(0.26)		$(0.16)		$0.07
Number of diluted shares/ADS	34,670,306		34,626,501		29,164,738
Cash flow from (used in) operations	(6.4)		(3.1)		0.3
Cash and cash equivalents at quarter-end	49.3		57.2		9.9
Additional information:
Stock-based compensation included in operating result	1.3		1.3		0.5
Non-IFRS diluted EPS (excludes stock-based compensation)	$(0.22)		$(0.12)		$0.08

*	Percentage of revenues

“As expected, our Q1 product revenues were generated primarily by WiMAX customers for emerging market deployments,” said Georges Karam, Sequans CEO. “We also shipped LTE products in Q1 for use in trials and in initial deployments in smaller markets such as Brazil and Australia. In addition, we received initial orders for our dual-mode LTE/WiMAX chip. We expect this pattern to continue in Q2 ahead of an expected ramp in LTE revenues in the second half of the year based on design wins for major LTE markets such as the US, India and China.

Sequans reports first quarter 2012 financial results

“Our second generation LTE chips are enjoying an excellent reception in the market owing to the advantages of an ultra-efficient modem design enabling superior performance with 150Mb/s Category 4 throughput, very low power consumption and an extremely small footprint. This performance advantage continues to be supported by data from testing with various infrastructure vendors. We currently have design wins with more than 10 data device vendors. Looking out to 2013 and beyond, we are encouraged by the progress we are making toward technology collaborations and partnerships aimed at the smartphone and tablet business to augment our early success in data devices,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2012 to be in the range of $6 to $7 million, with gross margin over 50%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.21) and ($0.23) for the second quarter of 2012, with approximately 34.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2012 today, April 26, 2012 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-553-0326 (or +1 612-332-0634 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 26, 2012, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code:243400.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Sequans reports first quarter 2012 financial results

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	Dec 31,	March 31,
	2012	2011	2011
Revenue :
Product revenue	3,314	10,996	24,845
Other revenue	793	491	545

Total revenue	4,107	11,487	25,390

Cost of revenue
Cost of product revenue	1,707	5,451	12,300
Cost of other revenue	44	64	85

Total cost of revenue	1,751	5,515	12,385

Gross profit	2,356	5,972	13,005

Operating expenses :
Research and development	7,025	5,676	6,014
Sales and marketing	2,230	3,094	3,144
General and administrative	2,112	2,190	1,588

Total operating expenses	11,367	10,960	10,746

Operating income (loss)	(9,011)	(4,988)	2,259

Financial income (expense):
Interest income (expense), net	31	(26)	(184)
Foreign exchange gain (loss)	(8)	(469)	(149)

Profit (loss) before income taxes	(8,988)	(5,483)	1,926

Income tax expense	55	132	30
Profit (loss)	(9,043)	(5,615)	1,896
Attributable to :
Shareholders of the parent	(9,043)	(5,615)	1,896
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.26)	$(0.16)	$0.07

Diluted earnings (loss) per share	$(0.26)	$(0.16)	$0.07

Number of shares used for computing:
— Basic	34,670,306	34,626,501	27,723,199
— Diluted	34,670,306	34,626,501	29,164,738

Sequans reports first quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	9,320	9,334
Intangible assets	4,191	4,233
Loan and other receivables	559	531
Available for sale assets	797	677

Total non-current assets	14,867	14,775

Current assets
Inventories	11,109	11,660
Trade receivables	4,093	8,373
Prepaid expenses and other receivables	3,049	2,571
Recoverable value added tax	721	2,008
Research tax credit receivable	5,922	4,423
Cash and cash equivalents	49,268	57,220

Total current assets	74,162	86,255

Total assets	89,029	101,030
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,676,339 shares authorized, issued and outstanding at March 31, 2012 (34,667,339 at December 31, 2011)	912	912
Share premium	129,297	129,283
Other capital reserves	10,673	9,368
Accumulated deficit	(63,734)	(54,691)
Other components of equity	192	(628)

Total equity	77,340	84,244

Non-current liabilities
Government grant advances and interest-free loans	320	385
Provisions	279	259
Deferred tax liabilities	59	55

Total non-current liabilities	658	699

Current liabilities
Trade payables	4,990	8,580
Interest-bearing loans and borrowings		—
Government grant advances and interest-free loans	595	717
Other current liabilities	4,277	5,846
Deferred revenue	1,094	869
Provisions	75	75

Total current liabilities	11,031	16,087

Total equity and liabilities	89,029	101,030

Sequans reports first quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2012	2011
Operating activities
Loss before income taxes	(8,988)	1,926
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,119	848
Amortization and impairment of intangible assets	469	457
Share-based payment expense	1,305	463
Increase (decrease) in provisions	20	(93)
Financial expense (income)	(31)	55
Foreign exchange loss (gain)	(43)	467
Interest free financing benefit	—	10
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	5,046	2,885
Decrease (Increase) in inventories	551	(3,005)
Decrease (Increase) in research tax credit receivable	(1,499)	(700)
Increase (Decrease) in trade payables and other liabilities	(4,320)	(2,526)
Increase (Decrease) in deferred revenue	225	(7)
Increase (Decrease) in government grant advances	(145)	(358)
Income tax paid	(70)	(84)
Net cash flow from operating activities	(6,361)	338
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,493)	(2,967)
Purchase of financial assets	(148)	(120)
Net cash flow used in investments activities	(1,641)	(3,087)
Financing activities
IPO proceeds, net of costs	—	(563)
Proceeds from exercice of stock options and founders’ warrants	14	252
Proceeds from borrowings	—	3,910
Interest received (paid)	31	(184)
Repayment of interest-free loans	—	(546)
Net cash flows from financing activities	45	2,869
Net increase in cash and cash equivalents	(7,957)	120
Net foreign exchange difference	5	6
Cash and cash equivalent at January 1	57,220	9,739
Cash and cash equivalents at year end	49,268	9,865

Sequans reports first quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2012			31-Dec 2011	March 31, 2011
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS	Non-IFRS
Revenue :
Product revenue	3,314		3,314	10,996	24,845
Other revenue	793		793	491	545

Total revenue	4,107	—	4,107	11,487	25,390

Cost of revenue
Cost of product revenue	1,707	65	1,642	5,380	12,288
Cost of other revenue	44		44	64	85

Total cost of revenue	1,751	65	1,686	5,444	12,373

Gross profit	2,356	(65)	2,421	6,043	13,017

Operating expenses :
Research and development	7,025	384	6,641	5,194	5,878
Sales and marketing	2,230	269	1,961	3,002	2,963
General and administrative	2,112	588	1,524	1,511	1,454

Total operating expenses	11,367	1,241	10,126	9,707	10,295

Operating income (loss)	(9,011)	(1,306)	(7,705)	(3,664)	2,722

Financial income (expense):
Interest income (expense), net	31		31	(26)	(184)
Foreign exchange gain (loss)	(8)		(8)	(469)	(149)

Profit (loss) before income taxes	(8,988)	(1,306)	(7,682)	(4,159)	2,389

Income tax expense	55		55	132	30
Net profit (loss)	(9,043)	(1,306)	(7,737)	(4,291)	2,359
Attributable to :
Shareholders of the parent	(9,043)		(7,737)	(4,291)	2,359
Minority interests	—

Basic earnings per share	$(0.26)		$(0.22)	$(0.12)	$0.09

Diluted earnings per share	$(0.26)		$(0.22)	$(0.12)	$0.08

Number of shares used for computing:
— Basic	34,670,306		34,670,306	34,626,501	27,723,199
— Diluted	34,670,306		34,670,306	34,626,501	29,164,738

(*)	Adjustments related to stock based compensation
expenses	according to IFRS 2